This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Preliminary Pricing Supplement - Subject to Completion
(To Prospectus dated November 4, 2016,	Filed Pursuant to Rule 424(b)(2)
Series A Prospectus Supplement dated November 4, 2016 and	Registration Statement No. 333-213265
Product Supplement EQUITY-1 dated January 24, 2017)
Dated November 27, 2018

BofA Finance LLC

Contingent Income Auto-Callable Notes Linked to the Least Performing of the S&P 500® Index and the Russell 2000® Index, due December 26, 2025

Fully and Unconditionally Guaranteed by Bank of America Corporation

•	The CUSIP number for the notes is 09709THY0.
•	The notes are senior unsecured obligations issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of BAC, as guarantor of the notes.
•	The notes do not guarantee a full return of your principal at maturity, and you could lose up to 100% of the principal amount at maturity.
•	The notes are expected to price on December 21, 2018 (the “pricing date”). The notes are expected to mature on December 26, 2025, unless previously called.
•	Payments on the notes will depend on the individual performance of the S&P 500® Index (the “SPX”) and the Russell 2000® Index (Bloomberg ticker: “RTY”) (each, an “Underlying,” and collectively, the “Underlyings”).
•	If, on any quarterly Observation Date, the Observation Value of each Underlying is greater than or equal to its Threshold Value, we will pay a Contingent Coupon Payment of between [$16.625 and $17.000] per $1,000 in principal amount (a rate of between [1.6625% and 1.700%} per quarter, or between [6.65% and 6.80%} per annum) on the applicable Contingent Payment Date (each as defined below).
•	The Contingent Payment Dates will be quarterly, on the 26th day of each March, June, September and December during the term of the notes, commencing on March 26, 2019 and ending on the maturity date (the last quarterly Contingent Payment Date will be the maturity date).
•	Prior to the maturity date, if the Observation Value of each Underlying is greater than or equal to its Starting Value on any Observation Date commencing on or after the Observation Date corresponding to the December 26, 2019 Contingent Payment Date but before the final Observation Date, the notes will be automatically redeemed, in whole but not in part, at 100% of the principal amount, together with the Contingent Coupon Payment with respect to that Observation Date. No further amounts will be payable following an early redemption.
•	At maturity, the amount you will be entitled to receive per $1,000 in principal amount of the notes (the “Redemption Amount”) will depend on the performance of the Least Performing Underlying (as defined below). If the notes are not automatically redeemed prior to maturity, the Redemption Amount will be determined as follows:
a)	If the Ending Value (as defined below) of the Least Performing Underlying is greater than or equal to its Threshold Value, the Redemption Amount will equal the principal amount plus the final Contingent Coupon Payment.
b)	If the Ending Value of the Least Performing Underlying is less than its Threshold Value, you will be subject to 1-1 downside exposure to any decrease in the level of the Least Performing Underlying from its Starting Value. In that case, the Redemption Amount will be less than 70% of the principal amount and could be zero.
•	The “Threshold Value” with respect to each Underlying will be 70% of its Starting Value.
•	The “Least Performing Underlying” will be the Underlying with the lowest Underlying Return (as defined below).
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in denominations of $1,000 and whole multiples of $1,000.
•	The initial estimated value of the notes will be less than the public offering price. The initial estimated value of the notes as of the pricing date is expected to be between $910.00 and $950.00 per $1,000 in principal amount. See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-8 of this pricing supplement and “Structuring the Notes” on page PS-24 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
•	The notes and the related guarantee:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price(1)	$1,000.00	$
Underwriting Discount	$37.50	$
Proceeds (before expenses) to BofA Finance	$962.50	$
(1) The public offering price for investors purchasing the notes in fee-based advisory accounts will be $962.50 per note.

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-8 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus. You may lose some or all of your principal amount in the notes.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about December 27, 2018 against payment in immediately available funds.

BofA Merrill Lynch

Selling Agent

TABLE OF CONTENTS

Page

SUMMARY	pS-3
RISK FACTORS	pS-8
DESCRIPTION OF THE NOTES	pS-12
THE UNDERLYINGS	pS-14
SUPPLEMENTAL PLAN OF DISTRIBUTION; rOLE OF MLPF&s AND CONFLICTS OF INTEREST	pS-22
STRUCTURING THE NOTES	pS-24
U.S. FEDERAL INCOME TAX SUMMARY	pS-25

SUMMARY

The Contingent Income Auto-Callable Notes Linked to the Least Performing of the S&P 500® Index and the Russell 2000® Index, due December 26, 2025 (the “notes”) are our senior debt securities. Any payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other senior unsecured debt, and the related guarantee will rank equally with all of BAC’s other senior unsecured debt. Any payments due on the notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor. Unless earlier called, the notes will mature on December 26, 2025.

If, on any quarterly Observation Date, the Observation Value of each Underlying is greater than or equal to its Threshold Value, we will pay a Contingent Coupon Payment of between [$16.625 and $17.000] per $1,000 in principal amount (a rate of between [1.6625% and 1.700%} per quarter, or between [6.65% and 6.80%} per annum) on the applicable Contingent Payment Date. Prior to the maturity date, if the Observation Value of each Underlying is greater than or equal to its Starting Value on any Observation Date commencing on or after the Observation Date corresponding to the December 26, 2019 Contingent Payment Date (other than the final Observation Date), the notes will be automatically redeemed, in whole but not in part, at 100% of the principal amount, together with the relevant Contingent Coupon Payment. No further amounts will be payable following an early redemption. If the notes are not called prior to maturity, and if the Ending Value of the Least Performing Underlying is greater than or equal to its Threshold Value, at maturity you will receive the principal amount plus the final Contingent Coupon Payment. If the Ending Value of the Least Performing Underlying is less than its Threshold Value, you will be subject to 1-1 downside exposure to any decrease in the value of the Least Performing Underlying from its Starting Value. In that case, the Redemption Amount will be less than 70% of the principal amount. The notes are not traditional debt securities and it is possible that the notes will not pay any Contingent Coupon Payments, and you may lose some or all of your principal amount at maturity.

Any payments on the notes, including any Contingent Coupon Payments, depend on the credit risk of BofA Finance and BAC and on the performance of each of the Underlyings. The economic terms of the notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes as of the pricing date.

On the cover page of this preliminary pricing supplement, we have provided the initial estimated value range for the notes. The final pricing supplement will set forth the initial estimated value of the notes as of the pricing date. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-8 and “Structuring the Notes” on page PS-24.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 7 years, if not previously called.
Pricing Date:	December 21, 2018
Issue Date:	December 27, 2018
Maturity Date:	December 26, 2025
Underlyings:	The S&P 500® Index (Bloomberg ticker: “SPX”) and the Russell 2000® Index (Bloomberg ticker: “RTY”).
Automatic Call:	All (but not less than all) of the notes will be automatically called if the Observation Value of each Underlying is greater than or equal to its Starting Value on any Observation Date commencing on or after the Observation Date corresponding to the December 26, 2019

Contingent Payment Date (other than the final Observation Date). If the notes are automatically called, the Early Redemption Payment will be paid on the applicable Contingent Payment Date.
Observation Dates:	The most proximate day to the relevant Contingent Payment Date that is at least three scheduled trading days prior to such quarterly Contingent Payment Date for each Underlying. The quarterly Observation Dates are subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” on page PS-19 of product supplement EQUITY-1.
Early Redemption Payment:	The sum of the principal amount plus the Contingent Coupon Payment with respect to the applicable Observation Date.
Contingent Coupon Payment:	If, on any quarterly Observation Date, the Observation Value of each Underlying is greater than or equal to its Threshold Value, we will pay a Contingent Coupon Payment of between [$16.625 and $17.000] per $1,000 in principal amount (a rate of between [1.6625% and 1.700%} per quarter or between [6.65% and 6.80%} per annum) on the applicable Contingent Payment Date. The actual Contingent Coupon Payment will be determined on the pricing date.
Contingent Payment Dates:	Quarterly, on the 26th day of each March, June, September and December during the term of the notes, commencing on March 26, 2019 and ending on the maturity date (the last quarterly Contingent Payment Date will be the maturity date). Postponement of a quarterly Observation Date as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” on page PS-19 of product supplement EQUITY-1, will not cause the postponement of the Contingent Payment Date relating to such Observation Date.
Redemption Amount:

If the notes have not been automatically called prior to maturity, the Redemption Amount per note will be:

a)     If the Ending Value of the Least Performing Underlying is greater than or equal to its Threshold Value:

$1,000 + the final Contingent Coupon Payment

b)     If the Ending Value of the Least Performing Underlying is less than its Threshold Value:

$1,000 + ($1,000 x Underlying Return of the Least Performing Underlying)

In that case, the Redemption Amount will be less than 70% of the principal amount and could be zero.

Starting Value:	With respect to each Underlying, its closing level on the pricing date.
Threshold Value:	With respect to each Underlying, 70% of its Starting Value.
Observation Value:	With respect to each Underlying, its closing level on the applicable Observation Date.
Ending Value:	With respect to each Underlying, its Observation Value on the final Observation Date.

Least Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	With respect to each Underlying, (Ending Value – Starting Value) Starting Value
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), an affiliate of BofA Finance. See “Supplemental Plan of Distribution; Role of MLPF&S and Conflicts of Interest” beginning on page PS-22.
Selling Agent:	MLPF&S, an affiliate of BofA Finance. See “Supplemental Plan of Distribution; Role of MLPF&S and Conflicts of Interest” beginning on page PS-22.

The pricing date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

You should read carefully this entire pricing supplement and the accompanying product supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the product supplement, prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, the Guarantor or MLPF&S is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement and the accompanying product supplement, prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The above documents may be accessed at the following links:

•	Product supplement EQUITY-1 dated January 24, 2017:

https://www.sec.gov/Archives/edgar/data/70858/000119312517016445/d331325d424b5.htm

•	Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016:

https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

Hypothetical Payments on the Notes

The following table is for purposes of illustration only. It assumes that the notes have not been called by the issuer prior to maturity and is based on hypothetical values and shows hypothetical returns on the notes. It illustrates the calculation of the Redemption Amount and return on the notes based on a hypothetical Starting Value of 100 and a hypothetical Threshold Value of 70 for the Least Performing Underlying, the Contingent Coupon Payment of $16.8125 (the midpoint of the Contingent Coupon Payment range of between [$16.625 and $17.000]) per $1,000 in principal amount, and a range of hypothetical Ending Values of the Least Performing Underlying. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Values, Threshold Values, Observation Values and Ending Values of the Underlyings, whether the notes are called prior to maturity, and whether you hold the notes to maturity. The numbers appearing in the table below have been rounded for ease of analysis, and do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Underlyings, see “The Underlyings” section below. The Ending Value of each Underlying will not include any income generated by dividends paid on the securities represented by that Underlying, which you would otherwise be entitled to receive if you invested in those securities directly. In addition, all payments on the notes are subject to issuer and Guarantor credit risk.

Ending Value of the Least Performing Underlying	Underlying Return of the Least Performing Underlying	Redemption Amount per Note	Return on the Notes(1)
0.00	-100.00%	$0.0000	-100.00000%
10.00	-90.00%	$100.0000	-90.00000%
20.00	-80.00%	$200.0000	-80.00000%
30.00	-70.00%	$300.0000	-70.00000%
40.00	-60.00%	$400.0000	-60.00000%
50.00	-50.00%	$500.0000	-50.00000%
60.00	-40.00%	$600.0000	-40.00000%
69.99	-30.01%	$699.9000	-30.01000%
70.00(2)	-30.00%	$1,016.8125(3)	1.68125%
75.00	-25.00%	$1,016.8125	1.68125%
80.00	-20.00%	$1,016.8125	1.68125%
90.00	-10.00%	$1,016.8125	1.68125%
100.00(4)	0.00%	$1,016.8125	1.68125%
110.00	10.00%	$1,016.8125	1.68125%
120.00	20.00%	$1,016.8125	1.68125%
140.00	40.00%	$1,016.8125	1.68125%
160.00	60.00%	$1,016.8125	1.68125%
180.00	80.00%	$1,016.8125	1.68125%
200.00	100.00%	$1,016.8125	1.68125%
1)	The “Return on the Notes” is calculated based on the Redemption Amount, not including any Contingent Coupon Payments paid prior to maturity.
2)	This is the hypothetical Threshold Value of the Least Performing Underlying.
3)	This amount represents the sum of the principal amount and the final Contingent Coupon Payment.
4)	The hypothetical Starting Value of 100 used in the table above has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for either Underlying.

Total Contingent Coupon Payments

The table below illustrates the hypothetical total Contingent Coupon Payments per $1,000 in principal amount over the term of the notes, based on the Contingent Coupon Payment of $16.8125 (the midpoint of the Contingent Coupon Payment range of between [$16.625 and $17.000]) per note, depending on how many Contingent Coupon Payments are payable prior to early redemption or maturity. Depending on the performance of the Underlyings, you may not receive any Contingent Coupon Payments during the term of the notes.

Number of Contingent Coupon Payments	Total Contingent Coupon Payments
0	$0.000
1	$16.8125
5	$84.0625
10	$168.1250
15	$252.1875
20	$336.2500
25	$420.3125
28	$470.7500

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

Your investment may result in a loss; there is no guaranteed return of principal. The notes are not principal protected. There is no fixed principal repayment amount on the notes at maturity. If the notes are not called and the Ending Value of either Underlying is less than its Threshold Value, you will lose 1% of the principal amount for each 1% that the Ending Value of the Least Performing Underlying is less than its Starting Value. In that case, you will lose all or a substantial portion of your principal.

Your return on the notes is limited to the return represented by the Contingent Coupon Payments, if any, over the term of the notes. Your return on the notes is limited to the Contingent Coupon Payments paid over the term of the notes, regardless of the extent to which the Ending Value of any Underlying exceeds its Starting Value. Similarly, the amount payable at maturity or upon a call will never exceed the sum of the principal amount and the applicable Contingent Coupon Payment, regardless of the extent to which the Observation Value of any Underlying exceeds its Starting Value.

In contrast, a direct investment in the securities included in one or more of the Underlyings would allow you to receive the benefit of any appreciation in their values. Thus, any return on the notes will not reflect the return you would realize if you actually owned those securities and received the dividends paid or distributions made on them.

The notes are subject to a potential automatic early redemption, which would limit your ability to receive the Contingent Coupon Payments over the full term of the notes. The notes are subject to a potential automatic early redemption. Prior to maturity, the notes will be automatically called on any Observation Date commencing on or after the Observation Date corresponding to the December 26, 2019 Contingent Payment Date (other than the final Observation Date) if the Observation Value of each Underlying is greater than or equal to its Starting Value. If the notes are redeemed prior to the maturity date, you will be entitled to receive the principal amount and the Contingent Coupon Payments with respect to the applicable Observation Date. In this case, you will lose the opportunity to continue to receive Contingent Coupon Payments after the date of early redemption. If the notes are redeemed prior to the maturity date, you may be unable to invest in other securities with a similar level of risk that could provide a return that is similar to the notes.

You may not receive any Contingent Coupon Payments. Investors in the notes will not necessarily receive Contingent Coupon Payments on the notes. If the Observation Value of either Underlying is less than its Threshold Value on an Observation Date, you will not receive the Contingent Coupon Payment applicable to that Observation Date. If the Observation Value of either Underlying is less than its Threshold Value on all the Observation Dates during the term of the notes, you will not receive any Contingent Coupon Payment during the term of the notes, and will not receive a positive return on the notes.

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

Any payment on the notes is subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. Any payment on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of all payments on the notes will be dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the notes on the applicable payment date, regardless of the Observation Value of any Underlying as compared to its Threshold Value or Starting Value. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time during the term of the notes. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the values of the Underlyings, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, will have limited assets and operations. We are a finance subsidiary of BAC and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from the Guarantor and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by the Guarantor, and that guarantee will rank equally with all other senior unsecured obligations of the Guarantor.

The public offering price you pay for the notes will exceed the initial estimated value. The range of initial estimated values that is provided on the cover page of this preliminary pricing supplement, and the initial estimated value as of the pricing date that will be provided in the final pricing supplement, are each estimates only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, MLPF&S or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the pricing date will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the values of the Underlyings, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the values of the Underlyings. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but none of us, the Guarantor or MLPF&S is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The payments on the notes will not reflect changes in the values of the Underlyings other than on the Observation Dates. Changes in the values of the Underlyings during the term of the notes other than on the Observation Dates will not affect payments on the notes. The calculation agent will determine whether each Contingent Coupon Payment is payable, and calculate the Redemption Amount, by comparing only the Starting Value or the Threshold Value, as applicable, to the Observation Value or the Ending Value for each Underlying. No other values of the Underlyings will be taken into account. As a result, if the notes are not called prior to maturity, you will receive less than the principal amount at maturity even if the value of each Underlying has increased at certain times during the term of the notes before the Least Performing Underlying decreases to a value that is less than its Threshold Value as of the final Observation Date.

The notes are subject to risks associated with small-size capitalization companies. The stocks composing the RTY are issued by companies with small-sized market capitalization. The stock prices of small-size companies may be more volatile than stock prices of large capitalization companies. Small-size capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small-size capitalization companies may also be more susceptible to adverse developments related to their products or services.

Because the notes are linked to the least performing (and not the average performance) of the two Underlyings, you may not receive any return on the notes and may lose some or all of your principal amount even if the Observation Value of one Underlying is always greater than or equal to its Threshold Value. Your notes are linked to the least performing of two Underlyings, and a change in the value of one Underlying may not correlate with changes in the value of the other Underlying. The notes are not linked to a basket composed of the Underlyings, where the depreciation in the value of one Underlying could be offset to some extent by the appreciation in the value of the other Underlying. In the case of the notes that we are offering, the individual performance of each Underlying would not be combined, and the depreciation in the value of one Underlying would not be offset by any appreciation in the value of the other Underlying. Even if the Observation Values of one Underlying is at or above its respective Threshold Value on an Observation Date, you will not receive the Contingent Coupon Payment with respect to that Observation Date if the Observation Value of the other Underlying is below its Threshold Value on that day. In addition, even if the Ending Value of one Underlying is at or above its respective Threshold Value, you will lose an amount that is greater than 30% of your principal if the Ending Value of the other Underlying is below its Threshold Value.

The publisher of an Underlying may adjust that Underlying in a way that affects its levels, and the publisher has no obligation to consider your interests.  The publisher of an Underlying can add, delete, or substitute the components included in that Underlying or make other methodological changes that could change its level. A new security included in an Underlying may perform significantly better or worse than the replaced security, and the performance will impact the level of that Underlying. Additionally, the publisher of an Underlying may alter, discontinue, or suspend calculation or dissemination of that Underlying. Any of these actions could adversely affect the value of your notes. The publisher of any Underlying will have no obligation to consider your interests in calculating or revising the applicable Underlying.

Trading and hedging activities by us, the Guarantor and any of our other affiliates may affect your return on the notes and their market value. We, the Guarantor and our other affiliates, including MLPF&S, may buy or sell the securities held by or included in an Underlying, or futures or options contracts on an Underlying or those securities, or other listed or over-the-counter derivative instruments linked to an Underlying or those securities. We, the Guarantor and any of our other affiliates, including MLPF&S, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could affect the value of an Underlying in a manner that could be adverse to your investment in the notes. On or before the pricing date, any purchases or sales by us, the Guarantor or our other affiliates, including MLPF&S or others on its behalf (including for the purpose of hedging anticipated exposures), may affect the value of an Underlying. Consequently, the value of an Underlying may change subsequent to the pricing date, adversely affecting the market value of the notes.

We, the Guarantor or one or more of our other affiliates, including MLPF&S, may also engage in hedging activities that could affect the value of an Underlying on the pricing date. In addition, these activities may decrease the market value of your notes prior to maturity, and may affect the amounts to be paid on the notes. We, the Guarantor or one or more of our other affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes and may hold or resell the notes. For example, MLPF&S may enter into these transactions in connection with any market-making activities in which it engages. We cannot assure you that these activities will not adversely affect the value of an Underlying, the market value of your notes prior to maturity or the amounts payable on the notes.

Our trading, hedging and other business activities may create conflicts of interest with you. We, the Guarantor or one or more of our other affiliates, including MLPF&S, may engage in trading activities related to the Underlyings or the securities represented by the Underlyings that are not for your account or on your behalf. We, the Guarantor or one or more of our other affiliates, including MLPF&S, also may issue or underwrite other financial instruments with returns based upon the Underlyings. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including MLPF&S, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the values of the Underlyings or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor or our other affiliates, including MLPF&S, also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to that of the notes offered hereby. We may enter into such hedging arrangements with one of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and the Underlyings. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We and our affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor and our other affiliates, including MLPF&S, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the notes and, as such, will make a variety of determinations relating to the notes, including the amounts that will be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a Market Disruption Event (as defined in the product supplement) has occurred. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. Under the terms of the notes, you will have agreed with us to treat the notes as contingent income bearing single financial contracts, as described under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income, gain or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

* * *

Investors in the notes should review the additional risk factors set forth beginning on page PS-5 of the product supplement, page S-4 of the accompanying prospectus supplement and page 7 of the accompanying prospectus prior to making an investment decision.

DESCRIPTION OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Senior Medium-Term Notes, Series A” issued under the senior indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The senior indenture is more fully described in the prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the accompanying product supplement and prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor. The notes will rank equally with all of our other senior unsecured debt from time to time outstanding. The guarantee of the notes will rank equally with all other senior unsecured obligations of the Guarantor. Any payments due on the notes, including any repayment of principal, are subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.

The notes will be issued in denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.

Unless automatically called prior to the maturity date, the notes will mature on December 26, 2025. Prior to maturity, the notes are not repayable at our option or at your option.

If any scheduled Contingent Payment Date, including the maturity date, is not a business day, the payment will be postponed to the next business day, and no interest will be payable as a result of that postponement.

Contingent Coupon Payment

If, on any quarterly Observation Date, the Observation Value of each Underlying is greater than or equal to its Threshold Value, we will pay the Contingent Coupon Payment on the applicable Contingent Payment Date.

The “Contingent Coupon Payment” will be between [$16.625 and $17.000] per $1,000 in principal amount (a rate of between [1.6625% and 1.700%} per quarter or between [6.65% and 6.80%} per annum).

The “Threshold Value” for each Underlying will be 70% of its Starting Value.

For so long as the notes are held in book-entry only form, we will pay the Contingent Coupon Payment to the persons in whose names the notes are registered at the close of business one business day prior to each Contingent Payment Date. If the notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding the applicable payment date, whether or not that date is a business day.

Notwithstanding the foregoing, the Redemption Amount, including the final Contingent Coupon Payment with respect to the final Observation Date, if payable, will be paid to the persons in whose names the notes are registered on the maturity date.

Automatic Early Redemption

The notes will be automatically called in whole, but not in part, prior to maturity if the Observation Value of each Underlying on any Observation Date commencing on or after the Observation Date corresponding to the December 26, 2019 Contingent Payment Date (other than the final Observation Date) is greater than or equal to its Starting Value. Upon an early redemption, you will receive the Early Redemption Payment on the applicable Contingent Payment Date. You will not receive any additional payments on the notes after the early redemption date.

The “Early Redemption Payment” will be the principal amount of your notes, plus the Contingent Coupon Payment with respect to the applicable Observation Date.

Redemption Amount

If your notes are not called prior to maturity, then at maturity, subject to our credit risk as issuer of the notes and the credit risk of the Guarantor as guarantor of the notes, you will receive the

Redemption Amount per note that you hold, denominated in U.S. dollars. The Redemption Amount per note will be calculated as follows:

•	If the Ending Value of each Underlying is greater than or equal to its Threshold Value, the Redemption Amount will equal the principal amount plus the Contingent Coupon Payment with respect to the final Observation Date.
•	If the Ending Value of any Underlying is less than its Threshold Value, the Redemption Amount per note will equal:

$1,000 + ($1,000 x the Underlying Return of the Least Performing Underlying)

In this case, the Redemption Amount will be less than 70% of the principal amount of the notes, and you will lose more than 30% and up to 100% of your principal.

With respect to each Underlying, its “Underlying Return” will equal:

(Ending Value – Starting Value)

 Starting Value

Determining the Starting Value, the Observation Value and the Ending Value of Each Underlying

With respect to each Underlying, the “Starting Value” will be its closing level on the pricing date.

With respect to each Underlying, the “Observation Value” will be its closing level on the applicable Observation Date.

With respect to each Underlying, the “Ending Value” will be its Observation Value on the final Observation Date.

With respect to each Underlying, a day is a “scheduled trading day” if, as of the pricing date, such day is expected to be a trading day for such Underlying.

The Observation Dates are subject to postponement as set forth in the product supplement, in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates.” Postponement of a quarterly Observation Date as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” on page PS-19 of product supplement EQUITY-1, will not cause the postponement of the Contingent Payment Date relating to such Observation Date.

Events of Default and Acceleration

If an Event of Default, as defined in the senior indenture and in the section entitled “Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “—Redemption Amount,” calculated as though the date of acceleration were the maturity date of the notes and as though the final Observation Date were the third trading day prior to the date of acceleration. We will also determine whether the final Contingent Coupon Payment is payable based upon the prices of the Underlyings on the deemed final Observation Date; any such final Contingent Coupon Payment will be prorated by the calculation agent to reflect the length of the final contingent payment period. In case of a default in the payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.

THE UNDERLYINGS

All disclosures contained in this pricing supplement regarding the Underlyings, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by each of S&P Dow Jones Indices LLC (“SPDJI”), the sponsor of the SPX, and FTSE Russell, the sponsor of the RTY. We refer to SPDJI and FTSE Russell as the “Underlying Sponsors.”

The S&P 500® Index

The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy. The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Eleven main groups of companies constitute the SPX, with the approximate percentage of the market capitalization of the SPX included in each group as of October 31, 2018 indicated in parentheses: Information Technology (20.7%); Health Care (15.0%); Financials (13.6%); Communication Services (10.1%); Consumer Discretionary (9.8%); Industrials (9.3%); Consumer Staples (7.4%); Energy (5.7%); Utilities (3.1%); Real Estate (2.8%) and Materials (2.6%). The Underlying Sponsor may from time to time, in its sole discretion, add companies to, or delete companies from, the SPX to achieve the objectives stated above. As of the close of business on September 21, 2018, the Underlying Sponsor and MSCI, Inc. updated the Global Industry Classification Sector (“GICS”) structure. Among other things, the update broadened the Telecommunications Services sector and renamed it the Communication Services sector. The renamed sector includes the previously existing Telecommunication Services Industry group, as well as the Media Industry group, which was moved from the Consumer Discretionary sector and renamed the Media & Entertainment Industry group. The Media & Entertainment Industry group contains three industries: Media, Entertainment and Interactive Media & Services. The Media industry continues to consist of the Advertising, Broadcasting, Cable & Satellite and Publishing sub-industries. The Entertainment industry contains the Movies & Entertainment sub-industry (which includes online entertainment streaming companies in addition to companies previously classified in such industry prior to September 21, 2018) and the Interactive Home Entertainment sub-industry (which includes companies previously classified in the Home Entertainment Software sub-industry prior to September 21, 2018 (when the Home Entertainment Software sub-industry was a sub-industry in the Information Technology sector)), as well as producers of interactive gaming products, including mobile gaming applications). The Interactive Media & Services industry and sub-industry includes companies engaged in content and information creation or distribution through proprietary platforms, where revenues are derived primarily through pay-per-click advertisements, and includes search engines, social media and networking platforms, online classifieds and online review companies. The GICS structure changes were effective for the S&P 500® Index as of the open of business on September 24, 2018 to coincide with the September 2018 quarterly rebalancing.

Effective March 10, 2017, company additions to the S&P 500® Index must have an unadjusted company market capitalization of $6.1 billion or more (an increase from the previous requirement of an unadjusted company market capitalization of $5.3 billion or more).

The Underlying Sponsor calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks. Additional information is available on the following websites: us.spindices.com/indices/equity/sp-500 and spdji.com/. We are not incorporating by reference the websites or any material they include in this pricing supplement.

Computation of the SPX

While the Underlying Sponsor currently employs the following methodology to calculate the SPX, no assurance can be given that the Underlying Sponsor will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, the Underlying Sponsor began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. The Underlying Sponsor’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.

Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, the Underlying Sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, the Underlying Sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX. Constituents of the SPX prior to July 31, 2017 with multiple share class lines were grandfathered in and continue to be included in the SPX. If a constituent company of the Index reorganizes into a multiple share class line structure, that company will remain in the SPX at the discretion of the S&P Index Committee in order to minimize turnover.

The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.

To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.

Changes in a company’s shares outstanding and IWF due to its acquisition of another public company are made as soon as reasonably possible. At the index sponsor’s discretion, de minimis merger and acquisition share changes are accumulated and implemented with the quarterly share rebalancing.

All other changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September, and December.

Changes in a company’s total shares outstanding of 5% or more due to public offerings are made as soon as reasonably possible. Other changes of 5% or more (for example, due to tender offers, Dutch auctions, voluntary exchange offers, company stock repurchases, private placements, acquisitions of private companies or non-index companies that do not trade on a major exchange, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, at-the-market stock offerings or other recapitalizations) are made weekly, and are generally announced on Fridays for implementation after the close of trading the following Friday (one week later). If a 5% or more share change causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case-by-case basis.

The following graph sets forth the daily historical performance of the SPX in the period from January 1, 2008 through November 20, 2018. This historical data on the SPX is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the level of the SPX during any period set forth below is not an indication that the level of the SPX is more or less likely to increase or decrease at any time over the term of the notes. The horizontal line in the graph represents the hypothetical Threshold Value of 1,849.32 (rounded to two decimal places), assuming a Starting Value of 2,641.89, which was the closing level of the SPX on November 20, 2018 (the actual Starting Value and Threshold Value (70% of its Starting Value) will be determined on the pricing date).

Before investing in the notes, you should consult publicly available sources for the levels of the SPX.

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®,” “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by our affiliate, MLPF&S. The SPX is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by MLPF&S.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the SPX to track general market performance. S&P Dow Jones Indices’ only relationship to MLPF&S with respect to the SPX is the licensing of the SPX and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The SPX is determined, composed and calculated by S&P Dow Jones Indices without regard to us, MLPF&S, or the notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of MLPF&S or holders of the notes into consideration in determining, composing or calculating the SPX. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the SPX will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the SPX. It is possible that this trading activity will affect the value of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SPX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, BAC, MLPF&S, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND MLPF&S, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

The Russell 2000® Index

The RTY was developed by Russell Investments (“Russell”) before FTSE International Limited and Russell combined in 2015 to create FTSE Russell, which is wholly owned by London Stock Exchange Group. Additional information on the RTY is available at the following website: http://www.ftserussell.com. No information on that website is deemed to be included or incorporated by reference in this pricing supplement.

Russell began dissemination of the RTY (Bloomberg L.P. index symbol “RTY”) on January 1, 1984. FTSE Russell calculates and publishes the RTY. The RTY was set to 135 as of the close of business on December 31, 1986. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The RTY is determined, comprised, and calculated by FTSE Russell without regard to the notes.

Selection of Stocks Comprising the RTY

All companies eligible for inclusion in the RTY must be classified as a U.S. company under FTSE Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, FTSE Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”) from all exchanges within a country. Using the HCIs, FTSE Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, FTSE Russell will use the primary country from which the company’s revenues are derived for the comparison with the three HCIs in a similar manner. FTSE Russell uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, FTSE Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the RTY must trade on a major U.S. exchange. Stocks must have a closing price at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If an existing stock does not trade on the “rank day” (typically the last trading day in May but a confirmed timetable is announced each spring) but does have a closing price at or above $1.00 on another eligible U.S. exchange, that stock will be eligible for inclusion.

An important criterion used to determine the list of securities eligible for the RTY is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, installment receipts or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. If multiple share classes exist, the pricing vehicle will be designated as the share class with the highest two-year trading volume as of the rank day in May.

Companies with a total market capitalization of less than $30 million are not eligible for the RTY. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY. Royalty trusts, limited liability companies, closed-end investment companies (companies that are required to report Acquired Fund Fees and Expenses, as defined by the SEC, including business development companies), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion. Bulletin board, pink sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Exchange traded funds and mutual funds are also excluded.

Annual reconstitution is a process by which the RTY is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the rank day of May of each year, FTSE Russell reconstitutes the composition of the RTY using the then existing market capitalizations of eligible companies. Reconstitution of the RTY occurs on the last Friday in June or, when the last Friday in June is the 29th or 30th, reconstitution occurs on the prior Friday. In addition, FTSE Russell adds initial public offerings to the RTY on a quarterly basis based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution. After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

The following graph sets forth the daily historical performance of the RTY in the period from January 1, 2008 through November 20, 2018. This historical data on the RTY is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the level of the RTY during any period set forth below is not an indication that the level of the RTY is more or less likely to increase or decrease at any time over the term of the notes. The horizontal line in the graph represents the hypothetical Threshold Value of 1,028.306 (rounded to three decimal places), assuming a Starting Value of 1,469.009, which was the closing level of the RTY on November 20, 2018 (the actual Starting Value and Threshold Value (70% of its Starting Value) will be determined on the pricing date).

Before investing in the notes, you should consult publicly available sources for the levels of the RTY.

License Agreement

“Russell 2000®” and “Russell 3000®” are trademarks of FTSE Russell and have been licensed for use by our affiliate, MLPF&S. The notes are not sponsored, endorsed, sold, or promoted by FTSE Russell, and FTSE Russell makes no representation regarding the advisability of investing in the notes.

FTSE Russell and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S and its affiliates, including us, in exchange for a fee, of the right to use indices owned and published by FTSE Russell in connection with some securities, including the notes. The license agreement provides that the following language must be stated in this pricing supplement:

The notes are not sponsored, endorsed, sold, or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the RTY to track general stock market performance or a segment of the same. FTSE Russell’s publication of the RTY in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the securities upon which the RTY is based. FTSE Russell’s only relationship to MLPF&S and to us is the licensing of certain trademarks and trade names of FTSE Russell and of the RTY, which is determined, composed, and calculated by FTSE Russell without regard to MLPF&S, us, or the notes. FTSE Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and FTSE Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate, or in any way change the RTY. FTSE Russell has no obligation or liability in connection with the administration, marketing, or trading of the notes.

FTSE RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RTY OR ANY DATA INCLUDED THEREIN AND FTSE RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FTSE RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MLPF&S, US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RTY OR ANY DATA INCLUDED THEREIN. FTSE RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RTY OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FTSE RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF MLPF&S AND CONFLICTS OF INTEREST

MLPF&S, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this pricing supplement, less the indicated underwriting discount. MLPF&S will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount. The public offering price for investors purchasing the notes in fee-based advisory accounts will be $962.50 per note.

The current business of MLPF&S is expected to be reorganized into two affiliated broker-dealers: MLPF&S and a new broker-dealer, BofAML Securities, Inc. (“BofAMLS”). Under the contemplated reorganization, BofAMLS would become the new legal entity for the institutional services that are now provided by MLPF&S. MLPF&S would assign its rights and obligations as selling agent for the notes under our distribution agreement to BofAMLS effective on the “Transfer Date”. Accordingly, if the pricing date of the notes occurs on or after the Transfer Date, BofAMLS will be responsible for the pricing of the notes. If the settlement date of the notes occurs on or after the Transfer Date, BofAMLS will, subject to the terms and conditions of the distribution agreement, purchase the notes from us as principal on the settlement date and BofAMLS will sell the notes to other broker-dealers that will participate in the offering as discussed in the prior paragraph.

We expect to deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

MLPF&S and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlyings and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

No Prospectus (as defined in Directive 2003/71/EC, as amended (the “Prospectus Directive”)) will be prepared in connection with these notes. Accordingly, these notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of these notes who subsequently sells any of these notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MLPF&S Reorganization

As discussed above under “Supplemental Plan of Distribution; Role of MLPF&S and Conflicts Of Interest”, the current business of MLPF&S is expected to be reorganized into two affiliated broker-dealers. Effective on the Transfer Date, BofAMLS will be the new legal entity for the institutional services that are now provided by MLPF&S. As such, beginning on the Transfer Date, the institutional services currently being provided by MLPF&S, including acting as selling agent for the notes, acting as calculation agent for the notes, acting as principal or agent in secondary market-making transactions for the notes, estimating the value of the notes using pricing models, and entering into hedging arrangements with respect to the notes, are expected to be provided by BofAMLS. Accordingly, references to MLPF&S in this preliminary pricing supplement as such references relate to MLPF&S’s institutional services, such as those described above, should be read as references to BofAMLS to the extent these services are to be performed on or after the Transfer Date.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlyings. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlyings, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-8 above and “Supplemental Use of Proceeds” on page PS-16 of product supplement EQUITY-1.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. In addition, any reference to “Morrison & Foerster LLP” in the aforementioned tax discussions in the accompanying prospectus and prospectus supplement should be read as a reference to “Sidley Austin LLP.” This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by Bank of America Corporation for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as contingent income-bearing single financial contracts with respect to the Underlyings and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization. In the opinion of our counsel, Sidley Austin LLP, it is reasonable to treat the notes as contingent income-bearing single financial contracts with respect to the Underlyings. However, Sidley Austin LLP has advised us that it is unable to conclude that it is more likely than not that this treatment will be upheld. This discussion assumes that the notes constitute contingent income-bearing single financial contracts with respect to the Underlyings for U.S. federal income tax purposes. If the notes did not constitute contingent income-bearing single financial contracts, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

We will not attempt to ascertain whether the issuer of any component stocks included in an Underlying would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the issuer of one or more stocks included in an Underlying were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the notes. You should refer to information filed with the SEC by the issuers of the component stocks included in each Underlying and consult your tax advisor regarding the possible consequences to you, if any, if any issuer of a component stock included in an Underlying is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

Although the U.S. federal income tax treatment of any Contingent Coupon Payment on the notes is uncertain, we intend to take the position, and the following discussion assumes, that any Contingent Coupon Payment constitutes taxable ordinary income to a U.S. Holder at the time received or accrued in accordance with the U.S. Holder’s regular method of accounting. By purchasing the notes you agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat any Contingent Coupon Payment as described in the preceding sentence.

Upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized (other than amounts representing any Contingent Coupon Payment, which would be taxed as described above) and the U.S. Holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes will equal the amount paid by that holder to acquire them. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes. In particular, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity or upon a sale, exchange, or redemption of the notes generally would be treated as ordinary income, and any loss realized at maturity or upon a sale, exchange, or redemption of the notes generally would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

In addition, it is possible that the notes could be treated as a unit consisting of a deposit and a put option written by the note holder, in which case the timing and character of income on the notes would be affected significantly.

The IRS released Notice 2008-2 (“Notice”), which sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” The scope of the Notice may extend to instruments similar to the notes. According to the Notice, the IRS and Treasury are considering whether a holder of such instruments should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale, exchange or redemption of the notes should be treated as ordinary gain or loss.

Because each Underlying is an index that periodically rebalances, it is possible that the notes could be treated as a series of contingent income-bearing single financial contracts, each of which matures on the next rebalancing date. If the notes were properly characterized in such a manner, a U.S. Holder would be treated as disposing of the notes on each rebalancing date in return for new notes that mature on the next rebalancing date, and a U.S. Holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder’s tax basis in the notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the notes on such date.

Non-U.S. Holders

Because the U.S. federal income tax treatment of the notes (including any Contingent Coupon Payment) is uncertain, we will withhold U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) on the entire amount of any Contingent Coupon Payment made unless such payments are effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. (in which case, to avoid withholding, the Non-U.S. Holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals. The availability of a lower rate of withholding under an applicable income tax treaty will depend on whether such rate applies to the characterization of the payments under U.S. federal income tax laws. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Except as discussed below, a Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on any gain (not including, for the avoidance of doubt, any amounts representing accrued Contingent Coupon Payments which would be subject to the rules discussed in the previous paragraph) from the sale, exchange or redemption of the notes or their settlement at maturity, provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale, exchange, or redemption of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the sale, exchange, or redemption and certain other conditions are satisfied.

If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if any Contingent Coupon Payment and gain realized on the sale, exchange, redemption, or settlement of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such Contingent Coupon Payment and gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes, if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on our determination that the notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlyings or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlyings or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax in addition to the withholding tax described above, tax will be withheld at the applicable statutory rate. Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.